

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2011

Gerard M. Jacobs
Chief Executive Officer
Acquired Sales Corp.
31 N. Suffolk Lane
Lake Forest, IL 60045

> **Re: Acquired Sales Corp.**
> **Preliminary Revised Information Statement on Schedule 14C**
> **Filed January 31, 2011**
> **File No. 000-52520**

Dear Mr. Jacobs:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   It appears that action is to be taken with respect to the authorization or issuance of securities otherwise than for exchange for your outstanding securities. Consequently, please revise your filing to include the information required by Item 11 of Schedule 14A. See Item 1 of Schedule 14C.

2.   Please revise your disclosure to provide the information required by Item 13(a) of Schedule 14A or tell us why such information is not required.

Notice of Stockholder Action By Written Consent, page 1

3.   With respect to the acquisition of Cogility, please revise to identify the parties and quantify and describe the consideration to be issued. With respect to the parties, please advise regarding the role played by Deborah Sue Ghourdjian Separate Trust.

4.   Revise to summarize the conditions to execution of the merger agreement, and identify the conditions in the body of the information statement.

5.   With respect to the Form 8-K filed on November 5, 2010 and the related agreement, advise us why you do not provide the agreement as a schedule to the information statement.

6.   We note the statement on page F-16 that, if certain financial instruments are issued, "the terms of a definitive agreement with Acquired Sales Corp. would likely change." Please advise us of when and how the terms may change, and advise us of when and how revised disclosure would be provided to shareholders.

7.   You state that both your board of directors and a majority of your shareholders approved an increase in your authorized shares of common stock "from par value $0.001 per share to par value $0.001 per share . . ." Please revise or advise.

Date, Time and Place Information, page 3

8.   Please update the dates in this section.

Directors and Executive Officers, page 5

9.   Please revise this section to include all of the information required by Item 7 of Schedule 14A. See Item 1 of Schedule 14C.

10.   We note the statement in Exhibit 10.1 to your Form 8-K filed November 5, 2010 that the board of directors of Cogility "prior to the closing of the Merger … will consist of Ghourdjian and Jacobs, Co-Chairmen, and Greene." Please advise if Mr. Ghourdjian is currently a director of the registrant or if he is anticipated to be a co-Chairman of the registrant. With respect to the reference on page six that Mr. Ghourdjian is an "Intended Director," it is unclear if he has consented to act as a director. Please revise accordingly. See Item 401 of Regulation S-K.

Nominees For Election As Directors, page 6

11.   We note your disclosure. Please ensure that each director biography briefly discusses the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director at the time that the disclosure is made, in light of your business and structure. See Item 401(e)(1) of Regulation S-K.

12.   It appears that you must provide all of the information required by Rule 14c-3 under the Securities Exchange Act of 1934. Please revise or advise.

13.   Please revise your filing to include all of the information required by Item 9 of Schedule 14A.

Compensation of Directors and Officers, page 8

14.   Please revise this section to include the information required by Item 8 of Schedule 14A. If you wish to incorporate by reference your Form 10-K for the fiscal year ended September 30, 2010, please comply with Note D to Schedule 14A.

15.   In this regard, please revise page 46 to list the filings and/or filing sections that you incorporate by reference.

Compensation Plans, page 8

16.   Please revise this section to include all of the information required by Items 10(a)(1) and 10(b)(2) of Schedule 14A.

Management's Discussion and Analysis, page 10

17.   Revise management's discussion and analysis to provide further quantitative and qualitative disclosure that focuses on the analysis of material trends and uncertainties. Currently much of your disclosure repeats figures from the financial statements without providing qualitative disclosure that enhances a reader's understanding of Cogility's financial condition, changes in financial condition and results of operations. As non-exclusive examples, we refer you to the last three paragraphs on page 13 and the first full paragraph on page 14. See Instruction 1 to Item 303(a) of Regulation S-K. Your management's discussion and analysis should give readers a view of the company through the eyes of management. See Release 33-8350.

18.   You state in the first full paragraph on page 12 that billings on contracts were collected but that you "did not generate cash." Please revise to clarify.

19.   Please revise page 12 and where appropriate to clarify the nature of the government and non-government contracts that generated the revenues you quantify. Also, it is unclear if one or a few contracts were responsible for a substantial portion of revenues recorded in one or another fiscal period. Please advise or revise.

Liquidity and Capital Resources, page 11

20.   Please revise your disclosures for each period presented to include an analysis of the components of operating cash flows that explains the significant period-to-period variations in working capital line items (e.g. provide an explanation of the significant change in your receivables, billings in excess of costs, accounts payable, etc.) and how those variations affect your ability to meet current obligations. Your analysis of cash

flows should not merely recite information presented in the consolidated statement of cash flows. Please refer to Section IV of SEC Release No. 33-8350.

21.   In connection with the comment above, we note your statement "…without an infusion of cash it is unlikely that the Company will be able to continue as a going concern." This appears to be an issue that needs to be addressed in your liquidity discussion. Please disclose the course of action that you have taken or propose to take to remedy this issue as required by Item 303 (A) (1) of Regulation S-K.

Results of Operations, page 13

22.   In an effort to enhance your disclosure surrounding the year-to-year (and interim) comparisons of revenue and cost of sales, please provide other information that would supplement an investor's understanding of your business. For example, your discussion of the changes in sales of software and services should be further supplemented with a discussion of key performance indicators that management utilizes to assess operations. Please revise or advise.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information, page F-7

23.   We reviewed your pro forma adjustments and it is not clear how adjustment D is appropriate. Pro forma adjustments shall give effect to events that are directly attributable to the transaction, factually supportable, and expected to have a continuing impact. Accordingly, please revise to remove the adjustment from the face of the pro forma financial statements. If you continue to believe your adjustment is appropriate, please provide us with a detailed explanation supporting you conclusion and justify how the adjustment is directly attributable to the transaction, factually supportable, and expected to have a continuing impact.

24.   Please revise to provide the historical and pro forma per share data for Acquired Sales and the historical and equivalent pro forma share data of Cogility Software Corporation. Please refer to Item 14(b)(10) of Schedule 14A.

Mergers, Consolidations, Acquisitions and Similar Matters., page 19

25.   Please revise this section to include all of the information required by Items 14(b)(1) through 14(b)(7) of Schedule 14A.

26.   We note your disclosure on page 11 and elsewhere in your Form 10-K filed on December 20, 2010. Please revise this section to include all of the information required by Item 14 of Form S-4 for Acquired Sales. See Item 14(c)(1) of Schedule 14A.

27.   Also, we note that you omit some information with respect to Cogility. As non-exclusive examples, it is unclear if you address Item 101(h)(4)(vi)-(xi) or Item 102 of Regulation S-K.

Cogility Software Corporation, page 20

28.   We note the statement on page 36 that your technology is "difficult to understand." Consider providing a brief introduction that presents Cogility's products and services in plain terms understandable to the average investor.

29.   To the extent material, revise page 27 to identify the "larger consulting organizations" and "larger consulting and technology organizations" with which you have agreements or arrangements. Please advise with respect to whether any such agreements would be required to be filed pursuant to Item 601(b)(10).

Risk Factors, page 29

30.   Please revise the second risk factor on page 34 to disclose the approximate number of hours per week that your executive officers commit to you.

31.   Please revise the second risk factor on page 35 to address the costs associated with the regulations identified in the last risk factor on page 43. We note in this regard your disclosure on page 43 that you do not employ a chief financial officer.

32.   Please revise the last risk factor on page 43 to disclose when you will be subject to the internal control and disclosure controls and procedures requirements you reference.

Interest of Certain Persons in or in Opposition to Matters to be Acted Upon, page 44

33.   We note your disclosure on page 19 regarding "options to purchase an aggregate of 630,000 shares of Acquired Sales Stock." We also note that your board has approved an option plan for your officers, directors, and employees. Please revise this section to provide all of the information required by Item 3(a) of Schedule 14C.

Delivery of Documents to Security Holders Sharing an Address, page 45

34.   Please revise to provide the undertaking specified in Item 5(b) of Schedule 14C.

35.   Please revise to provide your phone number. See Item 5(c) of Schedule 14C.

Forward-Looking Statements, page 46

36.   We note your disclosure on page 30 regarding your possible status as a penny stock issuer. As a penny stock issuer, you are not eligible to rely on the safe harbor for forward-looking statements. Refer to Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(c) of the Exchange Act. Please revise to delete the first sentence of this section.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel at (202) 551-3727 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director